March 24, 2005


via facsimile and U.S. mail

Mr. Stanislas Vilgrain
Chief Executive Officer
Cuisine Solutions, Inc.
85 South Bragg Street, Suite 600
Alexandria, VA  22312


	Re:	Cuisine Solutions, Inc.
		Form 10-K, Filed September 24, 2004
		Form 10-Q, Filed January 25, 2005
		File No. 0-12800

Dear Mr. Vilgrain:

      We have reviewed the above filings and have the following accounting comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 26, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Estimates, page 10

1. We note that you identify several accounting policies "...that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses" and which require "judgments and assessments of uncertainties." However, your disclosures lack reference to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Please expand your disclosures to explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this MD&A objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification.

      Recent Accounting Pronouncements, page 10

2. Please revise your disclosure for the issuance in December 2003 of
FASB Interpretation No. 46 (Revised 2003).

Controls and Procedures, page 17

3. You indicate that "the information required under this Item 9A is shown in the Proxy Statement to be filed under Regulation 14A, under the caption "Compliance with Section 16(a) of the Securities and Exchange Act of 1934." However, we note no such caption in your Proxy Statement filed September 30, 2004. Please indicate to us how you have complied with Item 9A of Form 10-K. Otherwise, revise your
Form 10-K to comply with this requirement. Also, cite the literature that permits you to incorporate by reference the information required by Item 9A of Form 10-K from a filing to be made at a future date.

Report of Independent Registered Public Accounting Firm, page 22

4. We note that the report of your independent registered public accounting firm does not reflect the signature of your auditors.
Please request that your auditors include a signature in their auditors` report dated September 14, 2004.

Note 1. Summary of Significant Accounting Policies, page 27

	Revenue Recognition, page 27

5. We note that you recognize revenue when "products are shipped to
[your] customers" or "when the customer receives the products". Please expand your general revenue recognition policy description to address all the criteria detailed in SAB Topic 13:1. In your revised disclosure, address any differences relating to the physical conveyance of product or rendering of service for each significant revenue-generating activity. In this regard, we note your disclosure at page 6 that "all products are shipped frozen except for some retail sales in France, which are refrigerated. The French retail sales are all final sales, and the retailer bears the risk for any unsold product."

Inventory, page 28

6. Please expand your disclosure to describe the type of costs included in inventory. Also, explain the criteria and other pertinent assumptions used to determine the obsolescence reserve. Refer to Rule 5-02-6(b) of Regulation S-X and ARB 43-Chapter 4, Statement 5 for US GAAP.

10-Q for the quarterly period ended December 11, 2004

Note 5. Transaction with Related Parties, page 7

7. We understand that on June 12, 2001 you signed an agreement with two other parties to create Cuisine Solutions Chile (the "Partnership") and that upon execution of the agreement you received a 10% interest in the Partnership. Please describe in more detail the nature of your relationship with the Partnership. Indicate to us your basis for excluding the Partnership from your consolidation. In your response, address any items that preclude you from meeting the criteria defined by FASB Interpretation No. 46 (Revised 2003) or any other applicable accounting literature that prescribes consolidation for similar relationships and business arrangements.

8. We understand that during the second quarter 2005, you sold equipment from your discontinued facility in Norway in exchange for a note receivable of $500,000 and equity in the Partnership. Please indicate to us the percentage by which your ownership in the Partnership increased as a result of this transaction. In your response, indicate to us the impact that the consummation of this transaction and your increased ownership has on your analysis regarding whether the Partnership should be included in your consolidation.

9. In connection with the sale of equipment described in the above comment, we understand from your disclosure in Notes 5 and 6 that the fair value of the equity was determined by management to be approximately $375,000 and that you recorded a gain of approximately
$571, 000 in connection with this sale. Please explain in detail the manner by which management determined the fair value. Provide any reports that have been prepared to support the fair value.
Include
in your response detail of the methodologies, estimates and assumptions used to prepare the fair value. In your response, cite any applicable accounting literature you considered when determining the manner by which to account for this transaction.


Controls and Procedures, page 23

10. We note that you have provided conclusions with respect to your disclosure controls and procedures within 120 days prior to the filing date of the quarterly report. Please revise your conclusions to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q.
Refer to Item 4 of Form 10-Q.

11. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your disclosures under Item 4 to include the appropriate references to the definitions of disclosure controls and procedures.

12. You also state that there were no "significant changes" in your
"internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-K requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-
K, Item 601, Exhibit 31. Please revise your disclosure accordingly.

Exhibit 31.1

13. We note the certifications you provide as required by Rule
13a-
14(a) (17CFR 240.13a-14(a)) or Rule 15d-14(a) (17CFR 240.15d-
14(a)).
Note that the language cannot be altered. As such, please revise the language of paragraphs 4, 4(a), 4(b), 4(c), 5, 5(a), 5(b) and 6 of the certifications included at Exhibit 31.1.

10-Q for the quarterly period ended September 18, 2004

General

14. To avoid duplication of comments, please make consistent revisions to your disclosures provided under Item 4 on page 18 and the certifications presented at Exhibit 31.1 for any comments above, which also apply to your disclosures within this filing.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or Shannon Buskirk, Senior Staff Accountant, at (202) 942-
1826 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Cuisine Solutions, Inc.
March 24, 2005
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE